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                                                                      Exhibit 3


                        [U.S. OFFICE PRODUCTS LETTERHEAD]



                                                                   June 10, 1998


CDR-PC Acquisition, L.L.C.
c/o Clayton, Dubilier & Rice Fund V Limited Partnership
1403 Foulk Road, Suite 106
Wilmington, Delaware  19803


Gentlemen:


     Reference is made to the Investment Agreement, dated as of January 12, 1998 (as amended by Amendment No. 1 thereto dated February 3, 1998, the "Investment Agreement"), between U.S. Office Products Company (the "Company") and CDR-PC Acquisition, L.L.C. (the "Investor"). Capitalized terms used herein without other definition shall have the respective meanings specified in the Investment Agreement.

     This letter will confirm our agreement that the Company shall, as soon as practicable after the date hereof (and in any event within 30 days), furnish to Investor (a) certificates of the Company's transfer agents for the Common Stock and the 2001 Notes (the "Transfer Agent Certificates"), as to the aggregate number of shares of Common Stock and 2001 Notes outstanding as of the Closing Date, and (b) a certificate of the Controller of the Company (the "Adjustment Certificate"), as to the adjustments made to the conversion price of the 2001 Notes as a result of the Tender Offer and the Distributions (the "Adjustments").

     Promptly after the delivery of the Transfer Agent Certificates and the Adjustment Certificate, the Company shall issue to Investor, (i) in exchange for the Special Warrant issued to Investor at the Closing, a new Special Warrant, dated the date hereof and of like tenor, covering a number of shares of Common Stock determined pursuant to Section 1.01 of the Investment Agreement, reflecting the increase in the number of shares of Common Stock into which the 2001 Notes are convertible as a result of the Adjustments, as well as any change in the number of 2001 Notes outstanding as of the Closing Date reflected in the Transfer Agent Certificates (and taking into account, without duplication, any intervening adjustments required pursuant to the antidilution provisions of the Special Warrant); (ii) in exchange for the Warrant issued to Investor at the Closing, a new Warrant, dated the date hereof and of like tenor, covering a number of shares of Common Stock determined pursuant to Section 1.01 of the Investment Agreement and with an exercise price determined pursuant to the Investment Agreement, reflecting the increase in the number of shares of Common Stock covered by the Special Warrant delivered pursuant to clause (i), as well as any change in the number of shares of Common Stock and/or 2001 Notes outstanding as of the Closing Date reflected in the Transfer Agent Certificate (and taking into account, without duplication, any intervening adjustments required pursuant to the antidilution provisions of the Warrant); and (iii) if required, in exchange for the certificate evidencing the Shares issued to Investor at the Closing, a new Certificate, evidencing a number of Shares determined pursuant to Section 1.01 of the Investment Agreement, reflecting any change in the number of shares of Common Stock and/or 2001 Notes outstanding as of the Closing

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Date reflected in the Transfer Agent Certificate.


                                            Very truly yours,

                                            U.S. OFFICE PRODUCTS COMPANY

                                            By: /s/ Mark D. Director
                                               --------------------------
                                                Mark D. Director
                                                Executive Vice President-
                                                Administration, General
                                                Counsel and Secretary

Agreed:

CDR-PC ACQUISITION, L.L.C.

By: /s/ Brian D. Finn
   -------------------------
    Brian D. Finn
    Executive Vice President